July 27, 2010

VIA Certified Mail/Return Receipt
FAX #703-813-6984 and EDGAR

Ms. Cicely LaMothe
Accounting Branch Chief
Division of Corporation Finance
Office of Real Estate and Business Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:          Capital Realty Investors-IV Limited Partnership (the “Registrant” or the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 000-13523

Dear Ms. LaMothe:

I am writing in response to your letter of July 1, 2010 concerning comments of the Commission with respect to the Form 10-K for fiscal year ended December 31, 2009 and the Form 10-Q for the quarterly period ended March 31, 2010 filed by the above-listed Registrant.  Pursuant to telephone conversations between Yolanda Crittendon of your office and both Randy Lee and Margaret Eck of the Registrant’s office on July 14, 2010 and July 26, 2010, the Registrant was given through July 30, 2010 to respond to your July 1, 2010 letter.

The Commission's comments are set forth in boldface type below for your convenience.

Form 10-K

Item 9A – Controls and Procedures

1.	Tell us how you have complied with Item 308 of Regulation S-K as it requires you to provide management’s assessment of the effectiveness of the company’s internal control over financial reporting.

In response to your comment regarding compliance with Item 308 of Regulation S-K as to management’s assessment of the effectiveness of the company’s internal control over financial reporting, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).   To enhance our disclosure of management’s assessment of the effectiveness of the company’s internal control over financial reporting we are filing an amendment on Form 10-K/A for the year ended December 31, 2009 which will incorporate the following:

Ms. Cicely LaMothe
July 27, 2010
Page

ITEM 9A.  CONTROLS AND PROCEDURES

In February 2010, representatives of the Managing General Partner of the Partnership carried out an evaluation of the effectiveness of the design and operation of the Partnership’s disclosure controls and procedures, pursuant to Exchange Act Rules 13a-15 and 15d-15.  The Managing General Partner does not expect that the Partnership’s disclosure controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.  Based on such evaluation, our principal executive officer and principal financial officer have concluded that as of December 31, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that (i) the information required to be disclosed by us in the reports filed or submitted by us under the Securities Exchange Act of 1934, as amended, was recorded, processed, summarized or reported within the time periods specified in the SEC’s rules and forms and (ii) such information was accumulated and communicated to management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f).  Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Ms. Cicely LaMothe
July 27, 2010
Page

Based on our evaluation, management has concluded that its internal control over financial reporting was effective as of December 31, 2009.

Financial Statements and Footnotes

Note 1 – Summary of Significant Accounting Policies

D – Investments in and Advances to Partnerships, page IV-11

2.
We note as of December 31, 2009 and 2008, the partnership’s share of cumulative losses for six of the Local Partnerships exceeded the amount of your investments in those local partnerships.  To enhance the transparency of you disclosure, please confirm in future filings that you will identify those Local Partnerships where the carrying amount has been reduced to zero and the equity method has been suspended.

We confirm that in future filings we will identify those Local Partnerships where the carrying amount has been reduced to zero and the equity method has been suspended.

Note 2 – Investments in Partnerships, page IV-4

3.
In connection with your gains from extinguishment of debt, please expand your disclosures in future filings to confirm that the extinguishments were not with related parties and to clarify your accounting treatment for the extinguishments under ASC 470-60.  Provide us with your proposed disclosure.

We confirm that the debt extinguishments were not with related parties.  We account for debt extinguishments under ASC 470-60, recording a gain or loss on extinguishment for the difference between the book value of the investment being transferred and the book value of the debt and associated acquisition fees and property purchase costs.  We will disclose in future filings that debt extinguishments were not with related parties.  We also propose including the following disclosure in the Summary of Significant Accounting Policies:

Debt Extinguishment

From time to time, the Partnership transfers its interests in certain equity investments in local partnerships to its purchase money noteholders in satisfaction of notes payable.  The Partnership records a gain on extinguishment of debt to the extent the difference between the book carrying of the investment being transferred and associated acquisition fees and property purchase costs is less than the carrying amount of the associated debt.

Ms. Cicely LaMothe
July 27, 2010
Page

Exhibits 31.2 and 31.2

4.
To the extent you are required to comply with Item 308 of Regulation S-K, it is unclear why your certifications omit the introductory language in paragraph 4 referring to internal control over financial reporting.  Please advise or file an amendment to the Form 10-K for year ended December 31, 2009, and the Form 10-Q for the quarter ended March 31, 2010 that includes the entire periodic report and a new, corrected certifications.  To the extent you are not required to file an amendment to comply with other comments issued in this letter, you are permitted to file an abbreviated amendment permitted that consists of cover page, explanatory note, signature page and paragraphs 1, 2, 4, and 5 of the certification.

In response to your comment on our certifications in Exhibits 31.1 and 31.2 as they relate to references to internal control over financial reporting, we are filing corrected certifications by amendment on Form 10-K/A for the year ended December 31, 2009 and Form 10-Q/A for the quarter ended March 31, 2010, wherein we will provide the required introductory language in paragraph 4.

Exhibit 32

5.
We note that your 906 certification incorrectly makes reference to the wrong report.  It currently makes reference to the Form 10-K for the year ended December 31, 2009 for Capital Realty Investors-III Limited Partnership as oppose to Capital Realty Investors-IV Limited Partnership.  Please amend your filing in its entirety to include a corrected 906 certification as well as updated 302 certifications.

In response to your comment on our certification in Exhibit 32, we are filing corrected certifications by amendment on Form 10-K/A for the year ended December 31, 2009 and Form 10-Q/A for the quarter ended March 31, 2010.

Exhibit 99

6.
We note that audit report opining on the financial statements of Pilgrim Tower East Associates omits the city and state where the report was issued. Please confirm to us that a manually signed audit opinion was received from the independent registered public accounting firm includes the city and state and also confirm that in future filings that such information will be included.

We confirm that a manually signed audit opinion was received from the independent registered public accounting firm on the financial statement of Pilgrim Tower East Associates which did include the city and state where the report was issued.  The accounting firm of Novogradac & Company LLP is located in Boston, Massachusetts.  Unfortunately the portion of the opinion disclosing this information was cut off in the filing process.  The Company confirms that in future filings this information will continue to be included.

Ms. Cicely LaMothe
July 27, 2010
Page

Form 10-Q for the Quarter ended March 31, 2010

Controls and Procedures, page 15

7.
We note your principal executive officer and principal financial officer have concluded that as of December 31, 2009, your disclosure controls and procedures were effective.  Clarify whether your certifying officers have reached a conclusion that your disclosure controls and procedures are effective as of March 31, 2010.

We confirm that our principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures were effective as of March 31, 2010.   We are filing a corrected certification by amendment on Form 10-Q/A for the quarter ended March 31, 2010, which will include a correction to the inadvertent reference to December 31, 2009.

In responding to the Commission's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please feel free to communicate with me or, in my absence, with Margaret Eck of this office, who is General Counsel for the Registrant’s Managing General Partner.

Yours truly,

/s/ H. William Willoughby

H. William Willoughby
Principal Financial Officer